BB 7/7

S[barcode]MMISSION

06009140

SEC MAIL RECEIVED PROCESSING MAY 17 2006 WASH, D.C. 213 SECTION

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AB 7/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53317

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rutberg & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

351 California Street, Suite 1100
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan B. Rutberg 415-371-1186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company, LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200, San Francisco, CA 94105
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BM

AB 7/8/06

RUTBERG & COMPANY, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2005 and 2004
With
Report of Independent Auditors

Rowbotham
& COMPANY LLP

TABLE OF CONTENTS

Rowbotham
& COMPANY LLP

ACCOUNTANTS &
CONSULTANTS

SAN FRANCISCO
PALO ALTO

Report of Independent Auditors

To the Members:

We have audited the accompanying consolidated statements of financial condition of Rutberg & Company, LLC and Subsidiary as of December 31, 2005, and the related consolidated statements of operations, changes in members' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Rutberg & Company, LLC and Subsidiary as of December 31, 2004, were audited by other auditors whose report dated February 3, 2005, expressed an unqualified opinion on those consolidated statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rutberg & Company, LLC and Subsidiary as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Rowbotham & Company LLP

San Francisco, California
May 5, 2006

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2465 EAST BAYSHORE ROAD, SUITE 302, PALO ALTO, CA 94303 TEL (650) 798 - 2402 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM
Member; AICPA, PCAOB, and Polaris IA International, a worldwide network of accounting and consulting firms

RUTBERG & COMPANY, LLC

Oath of Corporate Officer
December 31, 2005

I affirm that to the best of my knowledge and belief the accompanying consolidated financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal office or director has any proprietary interest in any account classified solely as that of a customer.

Bryan B. Rutberg
Rutberg & Company, LLC

Consolidated Statements of Financial Condition
As of December 31, 2005 and 2004

Assets

	2005	2004
Cash and cash equivalent	$450,862	$883,287
Accounts receivable	122,468	42,929
Prepaid expenses and other assets	15,954	18,437
Furniture and equipment, net	38,685	37,100
Total assets	$627,969	$981,753

Liabilities and Members' Equity

	2005	2004
Line of credit	$11,183	$ 7,538
Accounts payable and accrued expenses	60,346	51,934
Deferred revenue	13,042	72,507
Capital lease obligations	23,582	7,428
Loan from member	100,000	100,000
Total liabilities	208,153	239,407
Members' equity	419,816	742,346
Total liabilities and members' equity	$627,969	$981,753

The accompanying notes are an integral part of these consolidated financial statements.

RUTBERG & COMPANY, LLC AND SUBSIDIARY

Consolidated Statements of Operations

For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Investment banking fees	$3,031,341	$1,782,608
Wireless conferences	1,143,332	---
Information services	98,551	---
Interest income	17,793	4,766
Total revenues	4,291,017	1,787,374
Expenses:		
Compensation	2,633,773	1,126,279
Professional fees	170,412	62,172
Rent	131,187	59,925
Marketing and business development	1,033,699	37,306
Depreciation and amortization expense	20,353	10,699
Interest expense	13,206	5,224
Other operating expenses	212,390	167,812
Total expenses	4,215,020	1,469,417
Net income before provision for income taxes	75,997	317,957
Provision for income taxes	6,800	800
Net income	$ 69,197	$ 317,157

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Members' Equity

For the Years Ended December 31, 2005 and 2004

	Members' Equity								
	Class A		Class B		Class C			Accumulated	
	Units	Amount	Units	Amount	Units	Amount	Receivable	Deficit	Total
Balance at January 1, 2004	420,000	$262,500	7,426,000	$---	2,120,000	$1,325,000	$(4,915)	$(1,502,311)	$ 80,274
Cash received from member	---	---	---	---	---	---	4,915	---	
Issuance of Class C units	---	---	---	---	640,000	400,000	---	---	404,915
Distributions to Class C members	---	---	---	---	---	(60,000)	---	---	(60,000)
Net income	---	---	---	---	---	---	---	317,157	317,157
Balance at December 31, 2004	420,000	262,500	7,426,000	---	2,760,000	1,665,000	---	(1,185,154)	742,346
Issuance of Class B units	---	---	1,833,861	---	---	---	---	---	---
Issuance of Class C units	---	---	---	---	62,176	38,860	---	---	38,860
Distributions to Class C members	---	---	---	---	---	(90,587)	---	---	(90,587)
Distributions to Class C members	---	---		---	---	(340,000)	---	---	(340,000)
Net income	---	---		---	---	---	---	69,197	69,197
Balance at December 31, 2005	420,000	$262,500	9,259,861		2,822,176	$1,273,273	$ ---	$(1,115,957)	$ 419,816

The accompanying notes are an integral part of these consolidated financial statements.

RUTBERG & COMPANY, LLC AND SUBSIDIARY

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 69,197	$317,157
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	20,353	10,699
Change in operating assets and liabilities:		
Accounts receivable	(79,539)	40,983
Prepaid expenses and other assets	2,483	(8,130)
Accounts payable and accrued expenses	8,412	9,707
Deferred revenue	(59,465)	72,507
Net cash provided by operating activities	(38,559)	442,923
Cash flow from investing activities:		
Purchase of furniture and equipment	---	(37,039)
Net cash used in investing activities	---	(37,039)
Cash flows from financing activities:		
Proceeds from issuance of Class C units	38,860	400,000
Receivable from member	---	4,915
Distributions to Class C members	(430,587)	(60,000)
Loan from member	---	100,000
Repayment of capital lease obligations	(5,784)	7,428
Borrowing from (repayment of) line of credit, net	3,645	(453)
Net cash provided by financing activities	(393,866)	451,890
Net increase (decrease) in cash	(432,425)	857,774
Cash:		
At the beginning of the year	883,287	25,513
At the end of the year	$450,862	$883,287

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2005 and 2004

1. Summary of Significant Accounting Policies

General - Rutberg & Company, LLC and the Subsidiary (the "Company") consists of Rutberg & Company, LLC ("Rutberg") and its wholly-owned subsidiary, Rutberg Information Services, LLC ("RIS"). Both entities are Delaware limited liability companies and shall continue indefinitely. On September 21, 2001, the National Association of Securities Dealers, Inc. approved Rutberg's membership. Rutberg is a research-driven investment company focused primarily on raising private equity capital for and providing merger-and-acquisition services to leading emerging growth companies. Rutberg is currently focused on the wireless technology sector. RIS provides information on companies in the wireless technology sector on a contracted basis.

Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with principles generally accepted in the United States of America.

Principles of Consolidation - The consolidated financial statements include the financial statements of Rutberg and RIS. All significant transactions and balances between the Rutberg and RIS have been eliminated in consolidation.

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The carrying amounts of assets and liabilities, excluding capital lease obligations and loan from member, approximate fair value due to the short maturities of these instruments. The carrying fair value capital lease obligations and loan from member approximate fair value, as interest is tied to or approximates market rate.

Cash and Cash Equivalent - For purposes of reporting cash flows, the Company considers all short-term, interest-bearing deposits with original matures of three months or less to be cash equivalents.

Concentration of Credit Risk - Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of accounts receivables and holdings of cash.

The Company's credit risk is managed by investing its cash in high-quality money market instruments. The Company had cash in excess of federally insured limits of $350,862 at December 31, 2005.

The receivables credit risk is controlled through credit approvals, credit limits, monitoring procedures, and establishment of a reserve for doubtful accounts if and when needed.

1. Summary of Significant Accounting Policies (Continued)

The Company had three customers that comprise 43%, 26%, and 15% of total accounts receivable at December 31, 2005.

The Company had two customers that comprise 59% and 41% of total accounts receivable at December 31, 2004.

The Company had three customers that comprise 19%, 15%, and 12% of total revenues for the year ended December 31, 2005.

Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation and amortization and are depreciated or amortized over their estimated useful lives of the related assets using the declining balance and straight-line methods over 3 years. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in other income and expense. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-lived Assets - The Company evaluates its long-lived assets for indications of possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the future net undiscounted cash flows, which the assets are expected to generate. Should an impairment exist, the impairment would be measured by the amount by which the carrying amount of the assets exceeds the projected discounted future cash flows arising from the asset. There have been no such impairments of long-lived assets through December 31, 2005.

Revenue Recognition - The Company's revenues for investment banking fees and wireless conferences are recognized when earned. Subscription revenue related to information services is recognized ratably over the contractual period. Payments for information services are generally made in advance and are non-refundable. Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

Expense Recognition - The Company's expenses are charged to expense as incurred.

Income Taxes - Rutberg and RIS file a combined federal and state income tax returns. Rutberg and RIS are treated as a partnership for federal and state income tax purposes. Consequently, no provision has been made for federal or state income taxes, since these taxes are the responsibility of the member. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenues.

Comprehensive Loss - For all periods presented, there were no differences between net loss and comprehensive loss.

1. Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation - The Company grants stock options for a fixed number of Class D units with an exercise price equal to the fair value of the units at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No.25, Accounting for Stock Issued to Employees ("APB 25") and related Interpretations. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no employee stock options equal the market price of the underlying stock on the date of grant, no compensation expense is recognized. As permitted by Statement of Financial Accounting Standards No.123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company has adopted the "disclosure only" alternative described in SFAS 123 for its employee stock option plan.

Had compensation cost for the Company's stock option plan been determined based on the fair market value at the grant dates for stock options granted consistent with the provision of SFAS 123, the expense for the years ended December 31, 2005 and 2004, net of the related tax effect, would not have been material.

2. Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2005 and 2004:

	2005	2004
Furniture	$ 30,128	$ 30,128
Computer software	6,147	6,147
Equipment	11,843	11,843
Equipment under capital leases	30,056	8,118
Total furniture and equipment	78,174	56,236
Less accumulated depreciation	(31,774)	(17,783)
Less accumulated amortization on equipment under capital lease	(7,715)	(1,353)
	$ 38,685	$ 37,100

Depreciation and amortization expense was $20,353 and $10,699 for the years ended December 31, 2005 and 2004.

3. Line of Credit

The Company has a $15,000 revolving line of credit, credit card, with a bank that is secured by the cash on deposit with the bank. Interest of 17.15% is charged on balances carried into the next billing cycle. The Company's balance due of $11,183 consists of current charges not subject to interest.

4. Capital Lease obligation

The Company leases computers under a capital leases expiring at various dates through May 2009. The future minimum lease payments, as of December 31, 2005, are as follows:

Year ending December 31,:	
2006	$12,109
2007	9,009
2008	7,118
2009	2,432
Total minimum lease payments	30,668
Less amounts representing interest	(7,086)
Present value of future minimum lease payments	$23,582

Interest expense on capital leases was $3,207 and $224 for the years ended December 31, 2005 and 2004.

5. Lease Commitments

Rutberg leases office space in San Francisco, California where the lease began in November 2005 and ends in December 2008. Rent expense was $131,187 and $59,925 for the years ended December 31, 2005 and 2004.

At December 31, 2005, total future minimum lease payments are as follows:

Year ending December 31:	
2006	$ 78,516
2007	82,872
2008	87,240
Total minimum lease obligation	$248,628

6. Loan from Member

The Company's managing member, loaned the Company $100,000 in July 2004. The demand note carries an interest rate of 10% per annum, payable monthly. At December 31, 2005 and 2004, accrued interest was $0 and $833. Interest expense was $10,000 and $10,000 for the years ended December 31, 2005 and 2004.

7. Members' Capital

The ownership of the Company is comprised of four member classes. Class A and Class C units may be issued solely for cash or other property. Class B units are issued solely as a future profits interest in exchange for past or future services to the Company. Class D units are option units issued subject to the Company's option plan. The maximum number of units in the aggregate that may be issued is 100,000,000.

Class A and Class C units have a priority profits return.

The Class B units vest over a period of time, generally four years. At December 31, 2005 there were 7,792,772 vested Class B units.

In February 2004, the Company issued 640,000 Class C units with 400,000 warrants attached for $400,000. The warrants entitle the holders to preferential distribution up to the amount of their investment. Payment amounts constitute 20% of revenue for any month the Company's net income exceeds $50,000. Additionally, the warrants are converted to equity shares equal to 85% of the value of the warrant holders' purchase price with increases in the percent convertible based on certain benchmarks. Upon exercise of warrants, the Class C units will be subject to repurchase by the Company at $.001 per unit. At December 31, 2004, the warrants' conversion ratio was 125% of the original investment because of failure to achieve stated benchmarks that resulted in 500,000 warrants outstanding. The final benchmark required the Company to have distributed to the investors 100% of their initial investment by August 2005. This milestone was not met and the conversion rate increased an additional 20% to 145% of the initial investment resulting in 580,000 warrants outstanding at December 31, 2005. During the year ended December 31, 2005, $340,000 of the initial investment was distributed and during the year ended December 31, 2004, $60,000 of the initial investment was distributed. A total of $400,000 of preferential distributions have been made, which equals the amount of the original investment.

In June 2005, the Company issued 62,176 Class C units to its managing member for $38,860.

Under the provisions of the 2001 Option Plans, options for the purchase of Class D units have been granted. The options are exercisable 1/4 one year after grant date and 1/36 each month thereafter. The options expire on April 17, 2011.

7. Members' Capital (Continued)

A summary of all stock option transactions is as follows:

	Reserved	Available For Grant	Options Outstanding	Weighted - Average Exercise Price Share
Balance, January 1, 2004	150,000	2,350,000	150,000	$.05
Granted	134,450	(134,450)	134,450	$.50
Exercised	---	---	---	$ ---
Forfeited	---	---	---	$ ---
Balance, December 31, 2004	284,450	2,215,550	284,450	$.26
Granted	---	---	---	$ ---
Exercised	---	---	---	$ ---
Forfeited	---	---	---	$ ---
Balance, December 31, 2005	284,450	2,215,550	284,450	$.26

Options exercisable at December 31, 2005 totaled 201,206. The weighted-average exercise price for options that are exercisable is $.19.

A summary of options outstanding at December 31, 2005 is as follows:

Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Number of Shares Exercisable
$.05	150,000	5.33	139,583
$.50	134,450	5.33	61,623
	284,450	5.33	201,206

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had net capital of $223,068 and $632,485. Net capital is $209,191 and $616,525 in excess of its required net capital. At December 31, 2005 and 2004, the Company's ratio of aggregated indebtedness to net capital was .93 to 1 and .38 to 1.

Supplementary Information

Rowbotham
& COMPANY LLP

ACCOUNTANTS &
CONSULTANTS

SAN FRANCISCO
PALO ALTO

Report of Independent Auditors on Supplementary Information

To the Members:

We have audited the accompanying consolidate financial statements of Rutberg & Company, LLC and Subsidiary as of and for the year ended December 31, 2005, and have issued our report thereon dated May 5, 2006. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information contained in the following pages are presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information contained in the following page has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic consolidated financial statements taken as a whole.

Rowbotham & Company LLP

San Francisco, California
May 5, 2006

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2465 EAST BAYSHORE ROAD, SUITE 302, PALO ALTO, CA 94303 TEL (650) 798 - 2402 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING @ ROWBOTHAM.COM
Member; AICPA, PCAOB, and Polaris IA International, a worldwide network of accounting and consulting firms

RUTBERG & COMPANY, LLC AND SUBSIDIARY

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005

Net Capital	
Total members' equity from consolidated statement of financial condition	$419,816
Deduct members' equity not allowed for net capital	---
Total members' equity qualified for net capital	419,816
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	---
Other (deductions) or allowable credits	---
Total capital and allowable subordinated liabilities	419,816
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	(177,107)
Secured demand note deficiency	---
Commodity futures contracts and spot commodities – proprietary capital charges	---
Other deductions and/or charges	---
Other additions and/or credits	---
Net capital before haircuts on securities position	242,709
Haircuts on securities:	
Contractual securities commitments	---
Subordinated securities borrowings	---
Trading and investment securities	---
Undue concentration	---
Other	(19,641)
Net capital	$223,068
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$13,877
Minimum dollar net capital required	$5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$13,877
Excess net capital	$209,191
Excess capital at 1000%	$202,253
Aggregate Indebtedness	
Total liabilities from consolidated statement of financial condition	$208,153
Less non-aggregate indebtedness	---
Total aggregated indebtedness	$208,153
Ratio: Aggregated indebtedness to net capital	.93 to 1

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2005

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2005

The Company is in compliance with provisions of Rule 15c3-3(b), 15c3-3(c), and 15c3-3(d) at December 31, 2005.

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission

As of December 31, 2005

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the consolidated financial statements:

Net capital as reported by the Company in Part IIA	$282,776
Differences:	
Client adjustments to reconcile various accounts	27,936
Audit adjustment to correct rent expense	(28,086)
Audit adjustment to correct accounts payable	(29,198)
Audit adjustment to correct capital leases	(3,207)
Audit adjustment to correct depreciation expense	(20,353)
Audit adjustment to record provision for income taxes	(6,800)
Net capital as reported in the financial statements	$223,068

Rowbotham
& COMPANY LLP

ACCOUNTANTS & CONSULTANTS

SAN FRANCISCO
PALO ALTO

Report of Independent Auditors on Internal Control

To the Members:

In planning and performing our audit of the consolidated financial statements and supplementary schedules of Rutberg & Company, LLC and Subsidiary (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2465 EAST BAYSHORE ROAD, SUITE 302, PALO ALTO, CA 94303 TEL (650) 798 - 2402 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING @ ROWBOTHAM.COM
Member; AICPA, PCAOB, and Polaris IA International, a worldwide network of accounting and consulting firms

The Members
Page 2

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
May 5, 2006

OATH OR AFFIRMATION

I, Bryan B. Rutberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rutberg & Company, LLC and Subsidiary, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN N. MINJIRAS
Commission # 1399027
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2007

State of California, County of San Francisco
Subscribed & sworn to (or affirmed) before me on this 15 day of May, 20 06, by Bryan B Rutberg personally known to me or proved to me on the basis of satisfactory evidence to be the person (s) who appeared before me.